April 13, 2022
VIA EDGAR
Sonny Oh, Esq.
Disclosure Review Office 3
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Horace Mann Life Insurance Company Qualified Group Annuity Separate Account Post-Effective Amendment No. 22 to Registration Statement on Form N-4 File Numbers 333-138322 and 811-21974
Dear Mr. Oh:
This letter responds to comments you provided by telephone on March 21, 2022, regarding the above filing. For your convenience, each comment (as we understood it) is set forth below, followed by the response.
Note: Comments provided for Goal Planning Annuity should be made for Qualified Group Variable Annuity and Retirement Protector, as applicable. All comments provided for Qualified Group Variable Annuity apply to Retirement Protector.
Qualified Group Variable Annuity Prospectus
1.	Make sure the Contract name and Separate Account name match EDGAR identifier.
Response: We have confirmed the Contract name and Separate Account name match the EDGAR identifier.
2.	On the cover page of the prospectus and ISP, need to disclose if bonus will be recaptured.
Response: There is no recapture of the premium bonus.
3.	Where most appropriate, disclose the insurer wants to make a profit on bonus charges and identify charges used to recoup bonus.
There may be circumstances where the client is worse off for having the bonus. Identify those circumstances.
Response: We do not charge for the premium bonus. The 3rd paragraph on the front cover contains the appropriate disclosure.
4.	On the cover of the prospectus and ISP and Overview of the Contract, disclose expenses of contract with premium bonus may be higher than contract without bonus & may be more than off-set.

Response: The 3rd paragraph on the front cover contains the appropriate disclosure.
5.	Page 2 4th paragraph- The sentence “SEC maintains Website…” move this to back cover (item 1. B). If we desire to leave this in this location direct the reader to the Company Website for specific information.
Response: This sentence has been removed from the front cover. In addition, we have added the narrative required in Item 1 (b)(1) to the back cover of the prospectus.
6.	Next paragraph second sentence – confirm accuracy of timelines.
Response: We are comfortable with this statement as currently worded.
7.	Next sentence – “greater of” use what is provided in form N-4 item .
Response: We are not comfortable making this change as the language used in form N-4 does not consider the impact of any loans or withdrawals that have occurred during the free look period. In addition, the Participant Account Value may be reduced by the amount of the premium bonus if the free look provision is exercised.
8.	The 30e-1 disclosure is no longer required “Beginning in January 1, 2021…”.
Response: We have made the requested change.
9.	Definitions section, Definition of Contract - suggest we add Certificate to definition.
Response: We have made the requested change.
10.	Key information table - Consider how to clarify contract/certificate – possibly only use one term instead of switching.
Response: We have made the requested change. The Exchange section now uses “contract” as a general term.
11.	Under Charges for Early Withdrawals - Incorporate 3rd paragraph into 1st paragraph and delete the last paragraph.
Response: The requested changes have been made.
12.	Transaction Charges – start with “Aside from surrender charges and potential premium taxes…”. Sonny suggested we follow the rule.
Response: This sentence now reads, “Aside from the charges for early withdrawals described above and potential premium taxes, there are no charges for Participant transactions.”.
13.	Ongoing fees & expenses – 2nd sentence refers to Annuity Data pages. Make sure this is the correct term.
Response: We have reviewed the prospectuses and as necessary have made changes to ensure we are using consistent terminology throughout.
14.	Annual Min/Max – Confirm the Base Contract expense does reflect the dollar-based contract expense.

Response: We are able to confirm the Base Contract expense does include the dollar-based contract expense. The annual maintenance fee section includes text stating the annual maintenance fee is included in the Base Contract Expense.
15.	Min max – employer can negotiate lower fees - add disclosure.
Response: We have made the requested change.
16.	Participant Account Values - make sure this reflects Participant Variable Account Value.
Response: The Variable Account Value is a part of the Participant Account Value.
17.	Optional Benefits – Delete the sentence in the Min/Max Column.
Response: We have removed “This charge is the current charge for the least expensive optional benefit.” from both the Minimum and Maximum columns.
18.	Narrative Introduction – Conform this to regulation – “which could add Surrender Charges and subsequently increase cost” bold the information in quotes.
Response: We have added “, which could add surrender charges that substantially increase costs” to the end of the last sentence.
19.	Lowest & Highest annual cost – second bullet – delete. Under Highest Annual Cost delete the bullet “No Optional Benefits”.
Response: These changes have been made.
20.	Confirm the Premium Bonus is not reflected in the Lowest/Highest Cost table.
Response: We confirm the Premium Bonus is not reflected in the Lowest/Highest Cost table.
21.	Risk of Loss – Last column – Confirm this is an accurate cross reference. All references to Principle should be Principal (item 5).
Response: This has been corrected.
22.	Not a short-term investment – add impact of surrender charge.
Response: This change has been made.
23.	Supplementally confirm that all variances are disclosed in the document (item 8a).
Response: We confirm that all variances are disclosed in the document.
24.	Optional Benefits – last paragraph – confirm reflected in Appendix A. Can benefits be modified by registrant?
Response: The transfer/allocation restrictions are reflected in Appendix A. Benefits are not modified by the registrant.
25. Conflicts of Interest – Exchange- last sentence- consider revising either Contract or Certificate.

Response: We have made the requested change. The Exchange section now uses “contract” as a general term.
26.	Overview of the Contract – should this be Certificate?
Response: This change has been made.
27.	Page 10 – 2nd line – How do I accumulate assets – Refer to Appendix A and confirm headings are appropriate – remove Investment objective and replace with type of fund.
Response: We have made the requested changes.
28.	Fee tables – 1st paragraph 2nd line -use our term (change specification page to contact data page).
Annual contract expense – in the description make sure it refers to “Variable Account Value”.
Optional Benefit expense – rider names should be under heading and leave cost in right column.
Loan interest – up to our discretion but we need to provide a number for the max fee.
Response: All of these changes have been made.
29.	Benefits table – are Premium Bonus amounts considered Premium for Calculation of the death benefit – if not reflect as restrict on Benefit table.
Response: Premium Bonus amounts are treated as interest, resulting in an increase to Participant Account Value and are included in the calculation of the death benefits.
30.	Under purpose for death benefits – rather than describe death benefit give calculation – do best we can.
Response: These changes have been made.
31.	Under Maximum Fee, verify Participant Account Value is the correct term to be used here.
Response: We have verified that Participant Account Value is the correct term.
32.	Under Premium Bonus, delete the last sentence.
Response: This change has been made.
33.	Portfolio rebalance – Purpose – confirm term periods & revise as necessary (match to narrative on page 20)
Last column ok but include in Narrative that it cannot be used with DCA.
Response: These changes have been made.
34.	DCA – make sure narrative says cannot be used with RBL.
Purpose - make sure narrative and purpose use same term Investment Option or subaccount.

Response: We have made the requested changes.
35.	Making withdrawals: - accessing money in the contract – disclose how bonus is treated for withdrawal amounts – are they considered as premium?
Somewhere we need to define how the bonus is treated for value and calculated for optional benefits.
Response: The requested changes have been made.
36.	Bonus – Disclose that it may be more than offset by the fees and charges of the contract – no recapture – include similar disclosure on the front cover.
Response: The requested changes have been made.
37.	“Principle risks” should be “Principal risks”.
Response: This change has been made.
38.	Limitation on Access to Cash Value Through Withdrawals – correct typo – “maybe” should be “may be”.
Response: This has been corrected.
39.	Disclose if bonus is considered a prem payment in regard to other benefits.
Response: The premium bonus is considered interest, not a premium payment.
40.	Allocation of Net Premium – 1st sentence – disclose what happens if allocation not provided.
Response: We have made the requested changes.
41.	Investment performance of the Portfolio Company, expense affect to accumulation units (11c).
Response: The last sentence of the first paragraph under Accumulation Units and Accumulation Unit Value has been revised to more closely follow the language used in Item 11(c) of form N-4.
42.	Make sure closures reflected in Appendix A.
Response: We have confirmed this information is included in Appendix A.
43.	Loans – reflect either Max rate or net rate our discretion.
Response: The requested change has been made.
44.	Deductions and Expenses – Annual Maintenance fee, M&E disclose charges and Death Benefit: add current charges.
Response: We have disclosed all of these fees.
45.	Death benefits – disclose when election can be made.
Return of Premium – rider charge – is this charged on Variable Values? Step up – Restrictions- make sure reflected in benefit table, key information table and appendix A.

Response: We disclose the Contract Owner could have elected the optional death benefit at the time of Contract issue for an additional charge. Any death benefit rider charge is a percentage of the Variable Account Value. The restrictions are stated in all of the applicable places.
46.	Annuity Payments – 1st Paragraph bold sentence, “Not all Subaccount(s) may be available for Annuity Payments.” – reflect funds in Appendix A.
Response: The requested change has been made.
47.	Annuity Payment options – 2nd Paragraph (instruction 1 of item 9f) – what happens if option not selected.
Response: We have added a description of the default Annuity Payment option in the case an Annuity Payment option is not elected prior to the Annuity Date.
48.	Specified Period – last paragraph – provide details of how withdrawal would be calculated and made.
Response: This change has been made as requested.
49.	Joint and Survivor – 2nd paragraph – 4th sentence – if contract owner dies … what is meant by “as scheduled”.
Response: We have removed “as scheduled” in several instances to eliminate the confusion created by using this phrase. For the Specified Period option, “as scheduled” was changed to “for the remainder of the specified period”.
50.	Financial information – Fixed Account – 2nd paragraph 5th sentence – clarify language regarding the Guaranteed Period accounts and payouts.
Response: A Market Value Adjustment will apply to any portion of the Annuitized Value taken from any Guarantee Period Account before the end of its related Guaranteed Period.
51.	Bold paragraph – delete “and the staff of the SEC…”
Response: This change has been made.
52.	HMLIC, Fixed Account, Separate Account & Portfolios – Separate Account – disclose the Separate account is a Separate account as defined under the Security Laws.
Response: We have added “and qualifies as a “separate account” within the meaning of the Federal securities laws” to the second sentence of the Separate Account section.
53.	HMLIC, Fixed Account, Separate Account & Portfolios – Portfolio Companies – 2nd paragraph – 1st sentence – make sure language matches appendix – adviser and any sub-adviser.
Response: We have modified this sentence so that it matches the language used in Appendix A.
54.	HMLIC, Fixed Account, Separate Account & Portfolios – Voting rights – disclose how votes are determined.

Response: The second paragraph of this section has been added to disclose how voting rights are determined.
55.	Appendix A – delete investment objective in 1st column – average annual return, get rid of since inception and inception date.
Response: We have made these changes.
56.	Add disclosure that investments may vary by employer and participant should refer to plan document/certificate for a list of portfolio companies.
Response: The requested change has been made.
Statement of Additional Information
57.	Contract Name should match Edgar identifier.
Response: This change has been made.
58.	General Information and History delete 2nd paragraph.
Response: This change has been made.
Part C
59.	Item 27 exhibit H – Participation Agreements – identify each agreement.
Exhibit L – which opinion.
Response: We have made the requested changes.
60.	Item 31 C – Commission table – 2nd column “net underwriting commissions/discounts”.
Response: This change has been made.
61.	Signature page should have a signature for the registrant and a separate signature for the Depositor. Registrant is not a corporate entity so how can a single person sign?
Response: The Signature page for each Part C has been revised accordingly.
Retirement Protector
62.	Key Information table – ongoing expenses – lowest/highest cost – highest cost looks askew.
Response: This will be updated with our 485BPOS filing.
Initial Summary Prospectus for Qualified Group Variable Annuity
63.	Apply all comments from STAT to ISP and to RP.
Response: All changes have been applied as applicable.
64.	Make sure contract name matches EDGAR identifier.
Response: We have confirmed the contract name matches the EDGAR identifier.

65.	Buying the Contract – look at table – why is initial monthly & subsequent annual?
Response: The Minimum Initial Annual Premium has been changed to $300 annually.
66.	Back cover needs to hyperlink to any documents.
Response: The documents will be linked on our prospectus hosting site. In addition, prior to finalizing the documents, we will insert the links on the back cover.
67.	Confirm EDGAR # in smaller type.
Response: The Edgar # is 8-point type size.
If you have any questions or comments about the Amendment, please call me at 217-788-5780 or Maureen Bolinger at 217-788-5720.
Sincerely,
/s/ Allen Reed
Allen Reed Assistant General Counsel, Horace Mann Life Insurance Company
Attachment
Cc: Maureen Bolinger
The Horace Mann Companies    1 Horace Mann Plaza    Springfield, Illinois 62715-0001
217-789-2500    www.horacemann.com